United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 18, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS TO WEBCAST
FOURTH-QUARTER AND FULL-YEAR 2017 EARNINGS CONFERENCE CALL;
WILL PRESENT AT CAGNY CONFERENCE
LONDON, 18 January 2018 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) will release fourth-quarter and full-year 2017 preliminary earnings before trading begins on the New York Stock Exchange on Thursday, 15 February 2018.
A conference call discussing these results will be held at 15:00 GMT, 16:00 CET, and 10:00 a.m. EST. A copy of the company’s news release will be available through the website at www.ccep.com on the home page and under the Investors section.
CCEP also announced today that Chief Executive Officer Damian Gammell and Chief Financial Officer Nik Jhangiani will present at the Consumer Analyst Group of New York (CAGNY) Conference in Boca Raton, Florida, on Wednesday, 21 February 2018, at 15:00 GMT, 16:00 CET, and 10:00 a.m. EST.
The public can access both events live via webcast through the company’s website at www.ccep.com. A replay will be available on the website within 24 hours of each event.

CONTACTS:

Investor Relations	Media Relations
Thor Erickson	Shanna Wendt
T +1.678.260.3110	T +44.7976.595.168

ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: January 18, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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